Exhibit 99.2

THE9 LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NCTY)

NOTICE OF ANNUAL GENERAL MEETING

To be held on October 19, 2012

NOTICE IS HEREBY GIVEN that the Annual General Meeting of The9 Limited (the “Company”) will be held at the offices of Kirkland & Ellis International LLP, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, on October 19, 2012 at 10:00 a.m., Hong Kong time, and at any adjournment(s) or postponement(s) thereof, for the following purposes:

1. To consider and, if thought fit, pass the following resolutions, each as an ordinary resolution:

Resolution 1

“THAT:

the re-election and appointment of Davin Alexander Mackenzie as an independent director of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2015 Annual General Meeting or until his successor is duly elected and qualified, whichever is earlier. Mr. Davin Alexander Mackenzie’s Biographical information is set forth on page 59 of the 2011 annual report distributed to the Company’s shareholders.

Resolution 2

“THAT:

the re-election and appointment of Chao Yong Wang as an independent director of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2015 Annual General Meeting or until his successor is duly elected and qualified, whichever is earlier. Mr. Chao Yong Wang’s Biographical information is set forth on page 59 of the 2011 annual report distributed to the Company’s shareholders.

Resolution 3

“THAT:

the re-election and appointment of Ka Keung Yeung as an independent director of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2015 Annual General Meeting or until his successor is duly elected and qualified, whichever is earlier. Mr. Ka Keung Yeung’s Biographical information is set forth on page 59 of the 2011 annual report distributed to the Company’s shareholders.

2. To transact such other businesses as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The Board of Directors of the Company has fixed September 12, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual General Meeting or any adjournment or postponement thereof.

Please refer to the proxy form which is attached and made a part of this notice. Holders of record of our ordinary shares at the close of business on the Record Date are entitled to vote at the Annual General Meeting and any adjournment of postponement thereof. Holders of the Company’s American Depositary Shares, representing our ordinary shares, who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary.

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON. YOUR VOTE IS IMPORTANT. IF YOU CANNOT ATTEND THE ANNUAL GENERAL MEETING IN PERSON, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY FORM BY OCTOBER 16, 2012 (SHANGHAI TIME).

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at www.corp.the9.com, or by writing to Investor Relations, The9 Limited, Building No. 3, No. 690, Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China, or by email to ir@corp.the9.com.

By Order of the Board of Directors,

The9 Limited

/s/ Jun Zhu

Chairman and Chief Executive Officer

Shanghai, September 12, 2012

Executive Office: Building No. 3, No. 690, Bibo Road Zhangjiang Hi-tech Park Pudong New Area, Shanghai 201203	Registered Office: CARD Corporate Services Ltd. Zephyr House, Mary Street P.O. Box 709 George Town, Grand Cayman Cayman Islands